Mail Stop 6010
      March 21, 2006

VIA U.S. MAIL AND FACSIMILE (858) 505-1562

W.W. Boyle
Chief Financial Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, California  92123


      Re:	Cubic Corporation
		Form 10-K for the fiscal year ended September 30, 2005
      Filed December 14, 2005
      Form 10-Q for the quarterly period ended December 31, 2005
		File No. 001-08931

Dear Mr. Boyle:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended September 30, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 21

Consolidated Overview, page 21
1. We see that you present a non-GAAP measure of "earnings before certain identified items" within your MD&A. With respect to that measure, please expand future filings to present all of the disclosures required by S-K Item 10(e)(1)(i). Expanded disclosure should also consider the guidance from Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Please show us how you intend to apply this comment.
2. As a related matter, under S-K Item 10(e)(1)(ii)(B) you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when it is reasonably likely that you may incur a similar gain or loss within two years or where you actually incurred a similar gain or loss within the prior two years. With respect to the real estate gains, please describe your consideration of that guidance. We see, for instance, based on disclosure from the Form 10-Q as of December 31,
2005 that you apparently held other real estate for sale during the periods presented in the Form 10-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page 32
3. We see that you have approximately $7.5 million of "deferred compensation" recorded in other liabilities. In future filings please include footnote disclosure about the compensation program generating the deferred compensation liability.

Consolidated Statements of Income, page 34
4. We refer to the disclosure on page 9 that 44% of your revenues are
derived from service type work.  In future filings please revise the
statements of income to separately disclose revenues from the sales
of products, services and any other components that are more than
10
percent of total revenues for the year.   Related costs and
expenses
should also be disclosed separately.  Refer to Regulation S-X,
Article 5-03(b)(1) and (2).
5. We see that you recorded gains on sales of assets of $4.5 and
$8.5
million in fiscal years 2004 and 2003, respectively. Please expand future filings to present footnote disclosure about the origin and nature of significant gains and losses on disposals of assets. Please also tell us about your consideration of the classification guidance set forth in Question 2 to SAB Topic 5-P and paragraph 45 to
SFAS 144.

Note 1.  Summary of Significant Accounting Policies, page 37

Property, Plant and Equipment, page 38
6. We note that you use accelerated methods to depreciate machinery and equipment. In future filings expand to specifically identify the accelerated depreciation methods in use. If not apparent, also clarify the pattern and timing of depreciation charges and why the methods are appropriate considering the nature of your machinery and equipment.

Note 9.  Legal Matters, page 52
7. Regarding the breach of contract claim filed by your customer in
April 2005, please tell us and revise future filings to disclose whether you have recorded a liability for estimated losses resulting from the legal claim. We see that you have recorded an allowance against receivables from the customer and that you expensed all costs incurred in connection with the contract during fiscal year 2005. If you have not recorded a liability for future estimated losses from the legal contingency, please explain the basis for your accounting.
Refer to SFAS 5.

Form 10-Q for the quarter ended December 31, 2005

Condensed Consolidated Statements of Income, page 2
8. We see that you recorded a $7.2 million gain on sale of
investment
real estate. Tell us and revise future filings to disclose the nature of the property sold, historical cost of the real estate, and the terms of the sale. Please also consider providing MD&A disclosure regarding the business reason for sale of the investment
property.   Please clarify whether you hold any additional
investment
real estate and, if so, tell us why you should not present the investment asset as a separate line item in your consolidated balance sheet.

Item 4.  Statement on Disclosure Controls and Procedures, page 14
9. We note your disclosure that your principal executive officer and principal financial officer have evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the quarterly report. In future filings, please revise this section to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the quarterly report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.
10. In addition, we note your disclosure that management has concluded that your disclosure controls and procedures are effective
"in timely alerting [management] to material information relating to the Company (including consolidated subsidiaries) required to be included in the Company`s periodic SEC filings." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
If you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please apply in future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Boyle
Cubic Corporation
March 21, 2006
Page 2